UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

Commission File Number: 001-36815

Ascendis Pharma A/S

(Translation of registrant’s name into English)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576, 333-254101, 333-261550, 333-270088, 333-277519, 333-281916, 333-285322 and 333-293854) and Form F-3 (Registration Numbers 333-209336 and 333-282196) of Ascendis Pharma A/S (the “Company” or “Ascendis”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On April 8, 2026, the Company announced that it plans to list its ordinary shares directly on Nasdaq, anticipated to be effective at the opening of trading on April 20, 2026 (the “Effective Date”).

As part of the transition to a direct listing of ordinary shares on The Nasdaq Global Select Market, all outstanding American Depositary Shares (“ADSs”) will be mandatorily exchanged for ordinary shares. Each ADS currently eligible for trading will be exchanged for one ordinary share, which will be listed and commence trading on The Nasdaq Global Select Market under the Company’s existing ticker symbol “ASND” on the Effective Date. The last day of trading of ADSs on Nasdaq is expected to be on April 17, 2026.

Implementation of the Exchange

On the Effective Date, The Bank of New York Mellon, as Depositary for the ADSs, will call for surrender of all ADSs to be mandatorily exchanged into ordinary shares on the basis of one ordinary share for each ADS held.

Holders of ADSs through the systems of The Depository Trust Company (“DTC”), through a bank, broker or other securities intermediary (“Broker”), will have their ADSs automatically canceled and will automatically receive the ordinary shares through the DTC account of their respective Brokers.

Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this report regarding Ascendis’ future operations, plans and objectives of management are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Examples of such statements include, but are not limited to, statements relating to (i) the contemplated timing and implementation of the exchange of ADSs for ordinary shares, (ii) the contemplated listing and trading of ordinary shares on The Nasdaq Global Select Market, and (iii) the anticipated benefits of the direct listing of ordinary shares. Ascendis may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Ascendis makes, including the following: risks that the exchange of ADSs for ordinary shares may not be completed on the anticipated timeline or at all; risks related to the eligibility of the ordinary shares for clearance and holding in The Depository Trust Company system; the possibility that ordinary shares may not be approved for listing on The Nasdaq Global Select Market, or that listing may be delayed or subject to conditions; risks that trading in ordinary shares on Nasdaq may be less liquid or result in different trading dynamics than trading in ADSs; potential adverse tax consequences to ADS holders in connection with the exchange of ADSs for ordinary shares; and risks related to the impact of the exchange of ADSs for ordinary shares on the Company’s other outstanding securities. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to Ascendis’ business in general, see Ascendis’ Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on February 11, 2026, and Ascendis’ other future reports filed with, or submitted to, the SEC. Forward-looking statements do not reflect the potential impact of any future licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments that Ascendis may enter into or make. Ascendis does not assume any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: April 8, 2026	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer